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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-28640
                                                 CUSIP Number


                    NOTIFICATION OF LATE FILING OF FORM 10-Q

                         For Period Ended: June 30, 1998
                                          ----------------

                         Part 1. Registrant Information

                         BRAKE HEADQUARTERS U.S.A., INC.
                         -------------------------------
                            (Full name of registrant)

            33-16 WOODSIDE AVENUE, LONG ISLAND CITY, NEW YORK, 11101
            --------------------------------------------------------
                     (Address of Principal executive office)


                        Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               Part III. Narrative

         The Registrant has devoted all of its energy and attention to the further development of its business and, accordingly, is unable to file its Form 10-Q for the period ended June 30, 1998 within the prescribed time period without unreasonable efforts and expense.


                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

            Joseph Ende                      (718) 779-4800
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              (Name)                       (Telephone number)
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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [x] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [x] Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Although final results from operations for the quarter ended June 30, 1998, are not yet available, the Registrant has estimated that during the second quarter of 1998, it will incur a loss of approximately $560,000 as compared with a profit of $56,383 for the corresponding period for the last fiscal year. The projected loss is a result of a non cash-charge against earnings of 480,000 related to the issuant of subordinated debts and increase in the provision for doubtful accounts.


                         BRAKE HEADQUARTERS U.S.A., INC.
                  --------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 14, 1998               By: /s/ Joseph Ende
                                        ------------------------------------
                                        Joseph Ende, Chief Executive Officer



               Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).